UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT TO
SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): October 22, 2015

McDONALD'S CORPORATION
(Exact Name of Registrant as Specified in Charter)

Delaware	**1-5231**	**36-2361282**
(State or Other Jurisdiction of Incorporation)	**(Commission File Number)**	**(IRS Employer Identification No.)**

One McDonald's Plaza
Oak Brook, Illinois
(Address of Principal Executive Offices)

60523
(Zip Code)

---

(630) 623-3000
(Registrant's telephone number, including area code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition.

On October 22, 2015, McDonald's Corporation (the "Company") issued an investor release reporting the Company's results for the quarter and nine months ended September 30, 2015. A copy of the related investor release is being filed as Exhibit 99.1 to this Form 8-K and is incorporated by reference in its entirety. Also filed herewith and incorporated by reference as Exhibit 99.2 is supplemental information for the quarter and nine months ended September 30, 2015. The information under this Item 2.02, including such Exhibits, shall be deemed to be "filed" for purposes of the Securities Exchange Act of 1934, as amended.

Item 9.01. Financial Statements and Exhibits.

(d) *Exhibits*.

99.1   Investor Release of McDonald's Corporation issued October 22, 2015:
McDonald's Reports Third Quarter 2015 Results

99.2   McDonald's Corporation: Supplemental Information, Quarter and Nine Months Ended September 30, 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

McDONALD'S CORPORATION
(Registrant)

Date: October 22, 2015

By: /s/ Kathy Martin

Kathy Martin
Corporate Vice President – Assistant Controller

Exhibit Index

Exhibit No. 99.1   Investor Release of McDonald's Corporation issued October 22, 2015:
                    McDonald's Reports Third Quarter 2015 Results

Exhibit No. 99.2   McDonald's Corporation: Supplemental Information, Quarter and Nine Months Ended September 30, 2015

Exhibit 99.1



FOR IMMEDIATE RELEASE
10/22/2015

FOR MORE INFORMATION CONTACT:
Investors: Chris Stent, 630-623-3801
Media: Becca Hary, 630-623-7293

McDONALD'S REPORTS THIRD QUARTER 2015 RESULTS

OAK BROOK, IL - McDonald's Corporation today announced results for the third quarter ended September 30, 2015.

"Consumers have more choices than ever about where to dine, and our operational growth-led turnaround is focused on appealing to customers in the areas that matter most to them - great-tasting, high-quality food, convenience and value," said McDonald's President and Chief Executive Officer Steve Easterbrook. "I am encouraged by our operating performance for the quarter, with positive comparable sales across all segments, including the U.S., as well as sales recovery in China following the prior year supplier issue. I am confident in the fundamental strength of the McDonald's System and our ability to drive initiatives that are focused on delivering the greatest benefit for our customers."

The following third quarter results included a benefit from comparison to the 2014 China supplier issue:

- Global comparable sales increase of 4.0%, reflecting positive comparable sales in all segments

- Consolidated revenues decrease of 5% (increase of 7% in constant currencies)

- Consolidated operating income decrease of 2% (increase of 10% in constant currencies)

- Diluted earnings per share of $1.40, an increase of 28% (44% in constant currencies), due in part to a benefit from comparison to the prior year's increase in tax reserves related to certain foreign tax matters

In addition, the Company returned $3.1 billion to shareholders through share repurchases and dividends. This brings the year-to-date return to shareholders to $7.1 billion against our targeted return of $8-9 billion in 2015.

In the U.S., third quarter comparable sales increased 0.9%, the segment's first quarterly comparable sales increase in two years. The introduction of the new Premium Buttermilk Crispy Chicken Deluxe sandwich and breakfast, including a return to the classic recipe ingredients for McDonald's iconic Egg McMuffin, contributed to the segment's performance. U.S. third quarter operating income declined 1% as a result of our incremental investment in wages and benefits for all eligible Company-operated restaurant employees, which is designed to improve restaurant performance and enhance our employer brand. Moving forward, rebuilding customer traffic remains a top priority for the segment.

Comparable sales for the International Lead Markets segment increased 4.6% for the third quarter led by strong performance in Australia, the U.K. and Canada and positive results in Germany. Third quarter operating income decreased 11% (increased 5% in constant currencies). Positive consumer response to multiple menu, service and value initiatives throughout most of the segment contributed to the segment's performance.

In the High Growth Markets segment, third quarter comparable sales increased 8.9%, reflecting very strong comparable sales performance in China and positive performance in most other markets. Operating income increased 39% (68% in constant currencies). Emphasis on value and breakfast during the quarter contributed to China's sales recovery.

Easterbrook concluded, "Third quarter marked an important step in the Company's global turnaround - the reorganization of our business from a geographically focused structure to business segments that combine markets with similar characteristics and opportunities for growth. As we begin fourth quarter, comparable sales are expected to be positive in all segments. While still in the early stages, we believe our turnaround plan is starting to generate the change needed to reposition McDonald's as a modern, progressive burger company."

KEY HIGHLIGHTS - CONSOLIDATED
Dollars in millions, except per share data

	Quarters Ended September 30,				Nine Months Ended September 30,			
	2015	2014	Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation	2015	2014	Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation
Revenues	$6,615.1	$6,987.1	(5)%	7%	$19,071.7	$20,869.1	(9)%	2%
Operating income	2,030.3	2,072.5	(2)	10	5,265.1	6,197.5	(15)	(5)
Net income	1,309.2	1,068.4	23	37	3,323.1	3,660.3	(9)	1
Earnings per share-diluted	$ 1.40	$ 1.09	28 %	44%	$ 3.49	$ 3.69	(5)%	5%

For the quarter and nine months, results benefited from comparison to the prior year's increase in tax reserves related to certain foreign tax matters and the China supplier issue. These items had a negative impact on diluted earnings per share of $0.41 in the third quarter 2014.

For the nine months, results were negatively impacted by approximately $240 million of pre-tax strategic charges incurred during the first half of this year, primarily related to store closing costs, restructuring charges and other asset write-offs as part of the refranchising initiative.

Foreign currency translation had a negative impact of $0.17 and $0.39 on diluted earnings per share for the quarter and nine months, respectively.

THE FOLLOWING DEFINITIONS APPLY TO THESE TERMS AS USED THROUGHOUT THIS RELEASE

Comparable sales represent sales at all restaurants and comparable guest counts represent the number of transactions at all restaurants, whether operated by the Company or by franchisees, in operation at least thirteen months including those temporarily closed. Some of the reasons restaurants may be temporarily closed include reimaging or remodeling, rebuilding, road construction and natural disasters. Comparable sales exclude the impact of currency translation. Comparable sales are driven by changes in guest counts and average check, which is affected by changes in pricing and product mix. Typically, pricing has a greater impact on average check than product mix. Management reviews the increase or decrease in comparable sales and comparable guest counts compared with the same period in the prior year to assess business trends.

Information in constant currency is calculated by translating current year results at prior year average exchange rates. Management reviews and analyzes business results excluding the effect of foreign currency translation and bases incentive compensation plans on these results because they believe this better represents the Company's underlying business trends.

RELATED COMMUNICATIONS

This press release should be read in conjunction with Exhibit 99.2 in the Company's Form 8-K filing for supplemental information related to the Company's results for the quarter ended September 30, 2015.

McDonald's Corporation will broadcast its investor earnings conference call live over the Internet at 10:00 a.m. Central Time on October 22, 2015. A link to the live webcast will be available at www.investor.mcdonalds.com. There will also be an archived webcast available for a limited time.

On September 18, 2015, the Company provided investors with segment summary financial information and segment historical data in accordance with its new reporting structure for the previously reported years ended December 31, 2010 through 2014 and quarters ended March 31, 2014 through June 30, 2015. A Frequently Asked Questions document addressing certain questions regarding the segment summary financial data will be provided on October 30, 2015 at www.investor.mcdonalds.com.

McDonald's Corporation will broadcast its upcoming investor meeting live over the Internet on November 10, 2015. For more information on presentation times and links to the live webcast, please access www.investor.mcdonalds.com. There will also be an archived webcast available for a limited time.

ABOUT McDONALD'S

McDonald's is the world's leading global foodservice retailer with over 36,000 locations serving nearly 69 million customers in over 100 countries each day. More than 80% of McDonald's restaurants worldwide are owned and operated by independent local business men and women.

FORWARD-LOOKING STATEMENTS

This release contains certain forward-looking statements, which reflect management's expectations regarding future events and operating performance and speak only as of the date hereof. These forward-looking statements involve a number of risks and uncertainties. The factors that could cause actual results to differ materially from our expectations are detailed in the Company's filings with the Securities and Exchange Commission, such as its annual and quarterly reports and current reports on Form 8-K.

McDONALD'S CORPORATION
CONDENSED CONSOLIDATED STATEMENT OF INCOME

Dollars and shares in millions, except per share data

Quarters Ended September 30,	**2015**	**2014**	**Inc/ (Dec)**	
Revenues				
Sales by Company-operated restaurants	$ 4,282.9	$ 4,596.2	$ (313.3)	(7)%
Revenues from franchised restaurants	2,332.2	2,390.9	(58.7)	(2)
TOTAL REVENUES	6,615.1	6,987.1	(372.0)	(5)
Operating costs and expenses				
Company-operated restaurant expenses	3,607.7	3,874.7	(267.0)	(7)
Franchised restaurants—occupancy expenses	416.1	431.2	(15.1)	(3)
Selling, general & administrative expenses	584.0	575.8	8.2	1
Other operating (income) expense, net	(23.0)	32.9	(55.9)	n/m
Total operating costs and expenses	4,584.8	4,914.6	(329.8)	(7)
OPERATING INCOME	2,030.3	2,072.5	(42.2)	(2)
Interest expense	160.9	149.3	11.6	8
Nonoperating (income) expense, net	(9.0)	2.1	(11.1)	n/m
Income before provision for income taxes	1,878.4	1,921.1	(42.7)	(2)
Provision for income taxes	569.2	852.7	(283.5)	(33)
NET INCOME	$ 1,309.2	$ 1,068.4	$ 240.8	23 %
EARNINGS PER SHARE-DILUTED	$ 1.40	$ 1.09	$ 0.31	28 %
Weighted average shares outstanding-diluted	934.8	983.8	(49.0)	(5)%

n/m Not meaningful

McDONALD'S CORPORATION
CONDENSED CONSOLIDATED STATEMENT OF INCOME

Dollars and shares in millions, except per share data

Nine Months Ended September 30,	2015	2014	Inc/ (Dec)	
Revenues				
Sales by Company-operated restaurants	$12,458.1	$13,872.6	$ (1,414.5)	(10)%
Revenues from franchised restaurants	6,613.6	6,996.5	(382.9)	(5)
TOTAL REVENUES	19,071.7	20,869.1	(1,797.4)	(9)
Operating costs and expenses				
Company-operated restaurant expenses	10,558.3	11,611.6	(1,053.3)	(9)
Franchised restaurants—occupancy expenses	1,230.7	1,275.9	(45.2)	(4)
Selling, general & administrative expenses	1,759.2	1,825.4	(66.2)	(4)
Other operating (income) expense, net	258.4	(41.3)	299.7	n/m
Total operating costs and expenses	13,806.6	14,671.6	(865.0)	(6)
OPERATING INCOME	5,265.1	6,197.5	(932.4)	(15)
Interest expense	457.4	422.7	34.7	8
Nonoperating (income) expense, net	(37.2)	(1.1)	(36.1)	n/m
Income before provision for income taxes	4,844.9	5,775.9	(931.0)	(16)
Provision for income taxes	1,521.8	2,115.6	(593.8)	(28)
NET INCOME	$ 3,323.1	$ 3,660.3	$ (337.2)	(9)%
EARNINGS PER SHARE-DILUTED	$ 3.49	$ 3.69	$ (0.20)	(5)%
Weighted average shares outstanding-diluted	952.7	991.1	(38.4)	(4)%

n/m Not meaningful

Exhibit 99.2

McDonald's Corporation
Supplemental Information
Quarter and Nine Months Ended September 30, 2015

SUPPLEMENTAL INFORMATION

The purpose of this exhibit is to provide additional information related to the results of McDonald's Corporation (the "Company") for the quarter and nine months ended September 30, 2015. This exhibit should be read in conjunction with Exhibit 99.1.

In connection with the announcement in early May 2015 to restructure its global business, the Company changed its reporting segments, effective July 1, 2015, from a geographic focus to segments each of which combines markets with similar characteristics, challenges and opportunities for growth, as follows:

- **U.S.** - the Company's largest segment. This segment did not change as a result of the new reporting structure.

- **International Lead Markets** - established markets including Australia, Canada, France, Germany, the U.K. and related markets, which we believe operate within similar economic and competitive dynamics, and offer similar growth opportunities.

- **High Growth Markets** - markets we believe have relatively higher restaurant expansion and franchising potential including China, Italy, Korea, Poland, Russia, Spain, Switzerland, the Netherlands and related markets.

- **Foundational Markets & Corporate** - the remaining markets in the McDonald's system, each of which we believe has the potential to operate under a largely franchised model. Corporate activities are also reported within this segment.

On September 18, 2015, the Company issued segment summary financial information and segment historical data in accordance with its new reporting structure for the previously reported years ended 2010 through 2014 and quarters ended March 31, 2014 through June 30, 2015.

Impact of Foreign Currency Translation

While changes in foreign currency exchange rates affect reported results, McDonald's mitigates exposures, where practical, by purchasing goods and services in local currencies, financing in local currencies and hedging certain foreign-denominated cash flows. Management reviews and analyzes business results excluding the effect of foreign currency translation and bases incentive compensation plans on these results, because the Company believes this better represents its underlying business trends. Results excluding the effect of foreign currency translation (also referred to as constant currency) are calculated by translating current year results at prior year average exchange rates.

IMPACT OF FOREIGN CURRENCY TRANSLATION
Dollars in millions, except per share data

Quarters Ended September 30,	2015	2014	Currency Translation Benefit/ (Cost) 2015
Revenues	$ 6,615.1	$ 6,987.1	$ (837.6)
Company-operated margins	675.2	721.5	(110.8)
Franchised margins	1,916.1	1,959.7	(181.1)
Selling, general & administrative expenses	584.0	575.8	42.6
Operating income	2,030.3	2,072.5	(246.9)
Net income	1,309.2	1,068.4	(159.4)
Earnings per share-diluted	$ 1.40	$ 1.09	$ (0.17)

Nine Months Ended September 30,	2015	2014	Currency Translation Benefit/ (Cost) 2015
Revenues	$19,071.7	$20,869.1	$(2,285.4)
Company-operated margins	1,899.8	2,261.0	(270.9)
Franchised margins	5,382.9	5,720.6	(496.0)
Selling, general & administrative expenses	1,759.2	1,825.4	124.5
Operating income	5,265.1	6,197.5	(617.2)
Net income	3,323.1	3,660.3	(374.7)
Earnings per share-diluted	$ 3.49	$ 3.69	$ (0.39)

The impact of foreign currency translation on consolidated operating results for the quarter and nine months reflected the strengthening of the U.S. dollar against the Euro, Australian Dollar, Russian Ruble and most other currencies.

Net Income and Diluted Earnings per Share

For the quarter, net income increased 23% (37% in constant currencies) to $1,309.2 million, and diluted earnings per share increased 28% (44% in constant currencies) to $1.40. Foreign currency translation had a negative impact of $0.17 on diluted earnings per share.

For the nine months, net income decreased 9% (increased 1% in constant currencies) to $3,323.1 million, and diluted earnings per share decreased 5% (increased 5% in constant currencies) to $3.49. Foreign currency translation had a negative impact of $0.39 on diluted earnings per share.

For the quarter and nine months, results benefited from comparison to the prior year's increase in tax reserves related to certain foreign tax matters and the China supplier issue. These items had a negative impact on diluted earnings per share of $0.41 in the third quarter 2014. In addition, both periods benefited from improved franchised margins throughout the international segments.

Results for the nine months were also negatively impacted by approximately $240 million of pre-tax strategic charges incurred during the first half of this year, primarily related to store closing costs, restructuring charges and other asset write-offs as part of the refranchising initiative, and weaker operating performance in the U.S. and Japan.

Diluted earnings per share for both periods benefited from a decrease in diluted weighted average shares outstanding due to share repurchases.

During the quarter, the Company repurchased 24.2 million shares of its stock for $2.3 billion, bringing total purchases for the nine months to 48.2 million shares or $4.7 billion. In addition, the Company paid a quarterly dividend of $0.85 per share or $789.1 million, bringing the total dividends paid for the nine months to $2.4 billion.

Revenues

Revenues consist of sales by Company-operated restaurants and fees from restaurants operated by franchisees. Revenues from conventional franchised restaurants include rent and royalties based on a percent of sales along with minimum rent payments and initial fees. Revenues from franchised restaurants that are licensed to affiliates and developmental licensees include a royalty based on a percent of sales and generally include initial fees.

The Company is accelerating the pace of refranchising to optimize its restaurant ownership mix, generate more stable and predictable revenue and cash flow streams, and operate with a less resource-intensive structure. The shift to a greater percentage of franchised restaurants negatively impacts consolidated revenues as Company-operated sales are replaced by franchised sales, where the Company receives rent and/or royalty revenue based on a percentage of sales.

REVENUES
Dollars in millions

Quarters Ended September 30,	2015	2014	Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation
Company-operated sales				
U.S.	$1,062.2	$1,097.3	(3)%	(3)%
International Lead Markets	1,233.0	1,405.3	(12)	2
High Growth Markets	1,450.9	1,526.7	(5)	15
Foundational Markets & Corporate	536.8	566.9	(5)	13
Total	$4,282.9	$4,596.2	(7)%	7 %
Franchised revenues				
U.S.	$1,127.1	$1,104.8	2 %	2 %
International Lead Markets	738.6	819.0	(10)	7
High Growth Markets	194.3	195.9	(1)	15
Foundational Markets & Corporate	272.2	271.2	0	20
Total	$2,332.2	$2,390.9	(2)%	7 %
Total revenues				
U.S.	$2,189.3	$2,202.1	(1)%	(1)%
International Lead Markets	1,971.6	2,224.3	(11)	4
High Growth Markets	1,645.2	1,722.6	(4)	15
Foundational Markets & Corporate	809.0	838.1	(3)	15
Total	$6,615.1	$6,987.1	(5)%	7 %

Nine Months Ended September 30,	2015	2014	Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation
Company-operated sales				
U.S.	$ 3,126.6	$ 3,271.6	(4)%	(4)%
International Lead Markets	3,605.9	4,107.2	(12)	2
High Growth Markets	4,170.5	4,722.5	(12)	5
Foundational Markets & Corporate	1,555.1	1,771.3	(12)	4
Total	$12,458.1	$13,872.6	(10)%	2 %
Franchised revenues				
U.S.	$ 3,215.0	$ 3,233.6	(1)%	(1)%
International Lead Markets	2,093.4	2,343.6	(11)	5
High Growth Markets	543.9	583.9	(7)	8
Foundational Markets & Corporate	761.3	835.4	(9)	9
Total	$ 6,613.6	$ 6,996.5	(5)%	3 %
Total revenues				
U.S.	$ 6,341.6	$ 6,505.2	(3)%	(3)%
International Lead Markets	5,699.3	6,450.8	(12)	3
High Growth Markets	4,714.4	5,306.4	(11)	6
Foundational Markets & Corporate	2,316.4	2,606.7	(11)	6
Total	$19,071.7	$20,869.1	(9)%	2 %

- **Revenues:** Revenues decreased 5% (increased 7% in constant currencies) for the quarter and decreased 9% (increased 2% in constant currencies) for the nine months. The constant currency results reflected the positive impact from expansion, as well as the benefit from solid comparable sales performance in the quarter.

  - **U.S.:** The decrease in revenues for the quarter and nine months was partly due to the impact from refranchising. Results in the quarter benefited from slightly positive comparable sales, whereas negative comparable sales impacted results in the first half of the year.

  - **International Lead Markets:** The constant currency revenues increased for the quarter and nine months reflecting strong comparable sales performance, primarily in Australia, the U.K., and Canada, partly offset by the impact of refranchising, primarily in Germany.

  - **High Growth Markets:** The constant currency increase in revenues for the quarter and nine months benefited from expansion and strong comparable sales in the quarter largely due to sales recovery from the 2014 China supplier issue.

  Comparable sales is a key performance indicator used within the retail industry and is reviewed by management to assess business trends. Increases or decreases in comparable sales represent the percent change in constant currency sales from the same period in the prior year for all restaurants, whether operated by the Company or by franchisees, in operation at least thirteen months, including those temporarily closed. Comparable sales are driven by changes in guest counts and average check, which is affected by changes in pricing and product mix. Typically, pricing has a greater impact on average check than product mix.

COMPARABLE SALES AND GUEST COUNTS

	Increase/ (Decrease)			
	Quarters Ended September 30,		Nine Months Ended September 30,*	
	2015	2014	2015	2014
U.S.	0.9%	(3.3)%	(1.2)%	(2.2)%
International Lead Markets	4.6	0.4	3.2	0.6
High Growth Markets	8.9	(9.6)	1.4	(2.3)
Foundational Markets & Corporate	6.1	(4.0)	(0.9)	(0.1)
Total	4.0%	(3.3)%	0.4 %	(1.0)%

*   On a consolidated basis, comparable guest counts (the number of transactions at all restaurants, whether operated by the Company or by franchisees, in operation at least thirteen months, including those temporarily closed) decreased 3.1% and 3.7% for the nine months 2015 and 2014, respectively.

The following tables present Systemwide sales growth rates and franchised sales. Systemwide sales include sales at all restaurants, whether operated by the Company or by franchisees. While franchised sales are not recorded as revenues by the Company, management believes the information is important in understanding the Company's financial performance, because these sales are the basis on which the Company calculates and records franchised revenues and are indicative of the financial health of the franchisee base.

SYSTEMWIDE SALES

	Quarter Ended September 30, 2015		Nine Months Ended September 30, 2015	
	Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation	Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation
U.S.	1 %	1%	0 %	0%
International Lead Markets	(10)	6	(11)	5
High Growth Markets	(2)	15	(8)	7
Foundational Markets & Corporate	(10)	9	(15)	2
Total	(4)%	6%	(7)%	2%

FRANCHISED SALES
Dollars in millions

Quarters Ended September 30,	2015	2014	Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation
U.S.	$ 8,139.9	$ 7,975.1	2 %	2%
International Lead Markets	4,290.5	4,735.5	(9)	8
High Growth Markets	1,216.6	1,208.7	1	15
Foundational Markets & Corporate	3,592.7	4,006.7	(10)	8
Total*	$17,239.7	$17,926.0	(4)%	6%

Nine Months Ended September 30,	2015	2014	Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation
U.S.	$23,389.7	$23,371.5	0 %	0%
International Lead Markets	12,158.6	13,545.0	(10)	6
High Growth Markets	3,407.9	3,546.2	(4)	10
Foundational Markets & Corporate	10,247.3	12,113.8	(15)	1
Total*	$49,203.5	$52,576.5	(6)%	3%

*   Sales from developmental licensed restaurants and foreign affiliated markets where the Company earns a royalty based on a percent of sales totaled $3,177.4 million and $3,492.4 million for the quarters 2015 and 2014, respectively, and $9,110.1 million and $10,610.8 million for the nine months 2015 and 2014, respectively. Results for both periods were impacted by negative comparable sales and the weaker Yen in Japan, and many weaker currencies in Latin America. The remaining balance of franchised sales is derived from conventional franchised restaurants where the Company earns rent and royalties based primarily on a percent of sales.

Restaurant Margins

FRANCHISED AND COMPANY-OPERATED RESTAURANT MARGINS
Dollars in millions

Quarters Ended September 30,	Percent		Amount			Inc/ (Dec) Excluding Currency Translation
	2015	2014	2015	2014	Inc/ (Dec)	
Franchised						
U.S.	83.1%	83.4%	$ 937.0	$ 921.3	2 %	2 %
International Lead Markets	80.8	80.8	596.7	661.3	(10)	7
High Growth Markets	72.3	71.5	140.4	140.1	0	16
Foundational Markets & Corporate	88.8	87.4	242.0	237.0	2	22
Total	82.2%	82.0%	$1,916.1	$1,959.7	(2)%	7 %
Company-operated						
U.S.	12.4%	16.7%	$ 132.2	$ 182.9	(28)%	(28)%
International Lead Markets	20.8	20.6	256.8	289.9	(11)	3
High Growth Markets	14.3	12.3	207.5	187.1	11	39
Foundational Markets & Corporate	14.7	10.9	78.7	61.6	28	54
Total	15.8%	15.7%	$ 675.2	$ 721.5	(6)%	9 %

Nine Months Ended September 30,	Percent		Amount			Inc/ (Dec) Excluding Currency Translation
	2015	2014	2015	2014	Inc/ (Dec)	
Franchised						
U.S.	82.5%	83.2%	$2,652.1	$2,691.8	(1)%	(1)%
International Lead Markets	79.9	80.1	1,673.0	1,877.1	(11)	5
High Growth Markets	71.0	71.7	385.9	418.8	(8)	7
Foundational Markets & Corporate	88.3	87.8	671.9	732.9	(8)	9
Total	81.4%	81.8%	$5,382.9	$5,720.6	(6)%	3 %
Company-operated						
U.S.	14.7%	17.5%	$ 460.5	$ 570.9	(19)%	(19)%
International Lead Markets	20.0	19.8	719.9	814.2	(12)	3
High Growth Markets	12.6	14.0	526.6	662.2	(20)	(2)
Foundational Markets & Corporate	12.4	12.1	192.8	213.7	(10)	6
Total	15.2%	16.3%	$1,899.8	$2,261.0	(16)%	(4)%

- **Franchised:** Franchised margin dollars decreased $43.6 million or 2% (increased 7% in constant currencies) for the quarter and decreased $337.7 million or 6% (increased 3% in constant currencies) for the nine months. The constant currency increase for both periods benefited from expansion and refranchising, as well as positive comparable sales performance in the quarter.

  - **U.S.:** The franchised margin percent decreased for the quarter and nine months primarily due to higher occupancy costs. The nine months was also impacted by negative comparable sales in the first half of the year.

  - **International Lead Markets:** The franchised margin percent was flat for the quarter and decreased slightly for the nine months reflecting the benefit from positive comparable sales performance and the negative impact from refranchising and higher lease expense.

  - **High Growth Markets:** The franchised margin percent increased for the quarter and decreased for the nine months. Both periods benefited from China's sales recovery and were negatively impacted by refranchising and higher occupancy costs.

  Refranchising generally has a dilutive effect on the franchised margin percent, but results in higher franchised margin dollars.

- *Company-operated:* Company-operated margin dollars decreased $46.3 million or 6% (increased 9% in constant currencies) for the quarter and decreased $361.2 million or 16% (4% in constant currencies) for the nine months. The constant currency increase for the quarter was driven by China's sales recovery.

  - *U.S.:* The Company-operated margin percent decreased for the quarter and nine months primarily due to our incremental investment in wages and benefits for all eligible Company-operated restaurant employees, effective July 1, 2015, designed to improve restaurant performance and enhance our employer brand. The impact of negative comparable guest counts and higher commodity and occupancy costs was offset by a higher average check.

  - *International Lead Markets:* The Company-operated margin percent increased slightly for the quarter and nine months as the benefit from positive comparable sales offset higher labor and occupancy costs. In addition, refranchising in Germany had a positive impact.

  - *High Growth Markets:* The Company-operated margin percent increased for the quarter and decreased for the nine months. Both periods benefited from sales recovery in China and were negatively impacted by currency and inflationary pressures in Russia, as well as higher labor and occupancy costs across the segment.

The following table presents Company-operated restaurant margin components as a percent of sales.

CONSOLIDATED COMPANY-OPERATED RESTAURANT EXPENSES AND MARGINS AS A PERCENT OF SALES

	Quarters Ended September 30,		Nine Months Ended September 30,	
	2015	2014	2015	2014
Food & paper	33.7%	33.6%	33.8%	33.6%
Payroll & employee benefits	26.5	26.3	26.5	26.1
Occupancy & other operating expenses	24.0	24.4	24.5	24.0
Total expenses	84.2%	84.3%	84.8%	83.7%
Company-operated margins	15.8%	15.7%	15.2%	16.3%

Selling, General & Administrative Expenses

- Selling, general and administrative expenses increased $8.2 million or 1% (9% in constant currencies) for the quarter and decreased $66.2 million or 4% (increased 3% in constant currencies) for the nine months. The constant currency increase for both periods reflected higher incentive-based compensation costs. For the nine months, the constant currency increase also reflected higher technology and marketing costs, offset by lower employee costs resulting from the Company's recent restructuring initiatives and the benefit from comparison to prior year costs, which included the Winter Olympics in the first quarter and the Worldwide Convention in the second quarter.

- For the nine months, selling, general and administrative expenses as a percent of revenues increased to 9.2% for 2015 compared with 8.7% for 2014, and as a percent of Systemwide sales increased to 2.9% for 2015 compared with 2.7% for 2014, partly reflecting weaker foreign currencies that are having a larger impact on revenues and sales.

- In connection with the Company's change in reporting segments, effective July 1, 2015, the Company provided historical segment summary financial information in accordance with its new reporting structure. As a result of the re-categorization of all markets from the prior geographic segments into the new segments, historical market support expenses outside the U.S. were reallocated from the prior geographic segments into the new international segments.

  Beginning July 1, 2015, the Company centralized certain market support expenses previously incurred by the geographic segments into Corporate. As a result, these expenses were included in the segment results prior to July 1, 2015 and in Corporate results subsequent to that date. This reallocation, net of costs that have been eliminated, resulted in a reduction for the quarter of approximately $30 million of segment-level selling, general and administrative expenses, evenly allocated between the International Lead Markets and High Growth Markets segments, and a corresponding increase in Corporate expenses.

Other Operating (Income) Expense, Net

OTHER OPERATING (INCOME) EXPENSE, NET
Dollars in millions

	Quarters Ended September 30,		Nine Months Ended September 30,	
	2015	2014	2015	2014
Gains on sales of restaurant businesses	$ (20.2)	$ (26.1)	$ (84.1)	$ (77.0)
Equity in earnings of unconsolidated affiliates	8.2	25.2	95.9	(5.7)
Asset dispositions and other (income) expense, net	(11.0)	33.8	246.6	41.4
Total	$ (23.0)	$ 32.9	$ 258.4	$ (41.3)

- Equity in earnings of unconsolidated affiliates decreased for the nine months due to results in Japan, reflecting negative operating performance and the impact of closing under-performing restaurants in the first quarter. For the third quarter, Japan's results benefited from comparison to the 2014 supplier issue.

- Asset dispositions and other expense increased for the nine months, primarily due to strategic charges incurred during the first half of this year, which included asset write-offs resulting from the decision to close under-performing restaurants, mostly in the U.S. and China, restructuring charges, and other asset write-offs as part of the refranchising initiative. The quarter benefited from comparison to the charges related to the 2014 supplier issue.

Operating Income

OPERATING INCOME
Dollars in millions

Quarters Ended September 30,	2015	2014	Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation
U.S.	$ 902.1	$ 914.4	(1)%	(1)%
International Lead Markets	739.5	830.6	(11)	5
High Growth Markets	297.3	214.3	39	68
Foundational Markets & Corporate	91.4	113.2	(19)	24
Total	$2,030.3	$2,072.5	(2)%	10 %

Nine Months Ended September 30,	2015	2014	Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation
U.S.	$2,559.7	$2,715.7	(6)%	(6)%
International Lead Markets	2,011.6	2,299.4	(13)	3
High Growth Markets	639.3	775.2	(18)	2
Foundational Markets & Corporate	54.5	407.2	(87)	(61)
Total	$5,265.1	$6,197.5	(15)%	(5)%

- *Operating Income:* Operating income decreased $42.2 million or 2% (increased 10% in constant currencies) for the quarter, reflecting the benefit from comparison to the 2014 China supplier issue. For the nine months, operating income decreased $932.4 million or 15% (5% in constant currencies), reflecting the negative impact of approximately $240 million of strategic charges incurred during the first half of this year, as well as weaker operating performance in the U.S. and Japan. Both periods benefited from improved franchised margins throughout the international segments.

Following are the results by segment:

- ***U.S.:*** Operating income for the quarter and nine months decreased primarily due to lower Company-operated margin dollars, reflecting higher costs associated with our incremental investment in wages and benefits for all eligible Company-operated restaurant employees, effective July 1, 2015. Results for the quarter benefited from slightly positive comparable sales. The nine months were negatively impacted by restructuring and restaurant closing charges incurred during the first quarter of this year.

- ***International Lead Markets:*** Constant currency operating income increased for the quarter and nine months primarily due to higher franchised margin dollars benefiting from positive comparable sales performance, partly offset by lower other operating income.

- ***High Growth Markets:*** The constant currency operating income increased for the quarter and nine months. Results reflected sales recovery in China and higher franchised margin dollars.

- ***Foundational Markets and Corporate:*** The constant currency operating income increased for the quarter, driven by strong comparable sales performance, partly offset by higher Corporate selling, general and administrative expenses, reflecting the centralization of certain costs. For the nine months, the decrease in operating results primarily reflected weaker results in Japan and the impact of the segment's strategic charges incurred during the first half of this year.

Combined Operating Margin: Combined operating margin is defined as operating income as a percent of total revenues. Combined operating margin was 27.6% and 29.7% for the nine months 2015 and 2014, respectively.

Interest Expense

- Interest expense increased 8% (13% in constant currencies) for the quarter and increased 8% (14% in constant currencies) for the nine months primarily due to higher average debt balances, partly offset by lower interest rates and weaker foreign currencies.

Nonoperating (Income) Expense, Net

NONOPERATING (INCOME) EXPENSE, NET
Dollars in millions

	Quarters Ended September 30,		Nine Months Ended September 30,	
	2015	2014	2015	2014
Interest income	$ (3.2)	$ (5.5)	$ (7.2)	$(16.3)
Foreign currency and hedging activity	(10.7)	4.9	(45.6)	11.4
Other (income) expense, net	4.9	2.7	15.6	3.8
Total	$ (9.0)	$ 2.1	$(37.2)	$ (1.1)

Income Taxes

- The effective income tax rate was 30.3% and 44.4% for the quarters 2015 and 2014 and 31.4% and 36.6% for the nine months 2015 and 2014, respectively. The 2014 effective income tax rate for the quarter and nine months included a change in tax reserves for 2003-2008 resulting from an unfavorable lower tax court ruling in a foreign tax jurisdiction, as well as the impact of changes in tax reserves related to audit progression in other foreign tax jurisdictions. Excluding this impact, the 2014 effective income tax rate would have been 31.0% and 32.1% for the quarter and nine months, respectively.

Outlook

The Company's Outlook will be provided in conjunction with its November 10, 2015 Investor Meeting.

Restaurant Information

SYSTEMWIDE RESTAURANTS

At September 30,	2015	2014	Inc/ (Dec)
U.S.*	14,303	14,327	(24)
International Lead Markets			
Germany*	1,477	1,470	7
Canada*	1,437	1,424	13
France	1,360	1,319	41
United Kingdom	1,250	1,239	11
Australia	944	929	15
Other	276	272	4
Total International Lead Markets	6,744	6,653	91
High Growth Markets			
China	2,175	2,080	95
Italy	519	493	26
Russia	519	446	73
Spain	490	470	20
Korea	418	370	48
Other	1,026	1,004	22
Total High Growth Markets	5,147	4,863	284
Foundational Markets & Corporate			
Japan*	3,053	3,100	(47)
Brazil	870	831	39
Philippines	468	432	36
Taiwan	411	414	(3)
Other	5,409	5,244	165
Total Foundational Markets & Corporate	10,211	10,021	190
Systemwide restaurants	36,405	35,864	541
Countries	119	119	0

* Reflected the following satellites: At September 30, 2015 - U.S. 881, Germany 203, Japan 561, Canada 414; At September 30, 2014 - U.S. 939, Germany 197, Japan 604, Canada 418.

SYSTEMWIDE RESTAURANTS BY TYPE

At September 30,	2015	2014	Inc/ (Dec)
U.S.			
Conventional franchised	12,881	12,795	86
Company-operated	1,422	1,532	(110)
Total U.S.	14,303	14,327	(24)
International Lead Markets			
Conventional franchised	5,457	5,287	170
Developmental licensed	14	14	0
Total Franchised	5,471	5,301	170
Company-operated	1,273	1,352	(79)
Total International Lead Markets	6,744	6,653	91
High Growth Markets			
Conventional franchised	1,576	1,433	143
Developmental licensed	435	371	64
Foreign affiliated	276	278	(2)
Total Franchised	2,287	2,082	205
Company-operated	2,860	2,781	79
Total High Growth Markets	5,147	4,863	284
Foundational Markets & Corporate			
Conventional franchised	1,095	1,058	37
Developmental licensed	4,899	4,674	225
Foreign affiliated	3,218	3,262	(44)
Total Franchised	9,212	8,994	218
Company-operated	999	1,027	(28)
Total Foundational Markets & Corporate	10,211	10,021	190
Systemwide			
Conventional franchised	21,009	20,573	436
Developmental licensed	5,348	5,059	289
Foreign affiliated	3,494	3,540	(46)
Total Franchised	29,851	29,172	679
Company-operated	6,554	6,692	(138)
Total Systemwide	36,405	35,864	541

Risk Factors and Cautionary Statement Regarding Forward-Looking Statements

The information in this report includes forward-looking statements about our plans and future performance, including those under Outlook. These statements use such words as "may," "will," "expect," "believe" and "plan." They reflect our expectations and speak only as of the date of this report. We do not undertake to update them. Our expectations (or the underlying assumptions) may change or not be realized, and you should not rely unduly on forward-looking statements. Our business results are subject to a variety of risks that are reflected in the following considerations and factors that we believe are most likely to affect our performance.

If we do not successfully design and execute our business strategies, we may not be able to increase revenues or market share.

To drive future results, our business strategies must be effective in achieving market share gains while at the same time delivering operating income growth. These strategies are aligned around the priorities that represent our greatest opportunities to drive results. Whether we successfully execute these strategies depends mainly on our System's ability to:

- Continue to innovate and differentiate in all aspects of the McDonald's experience in a way that balances value with profitability;

- Reinvest in our restaurants and identify and develop restaurant sites consistent with our System's plans for net growth of System-wide restaurants;

- Provide clean and friendly environments that deliver a consistent McDonald's experience and demonstrate high service levels;

- Drive restaurant improvements that achieve optimal capacity, particularly during peak mealtime hours; and

- Manage the complexity of our restaurant operations.

If we are unsuccessful in executing our strategies, or if our strategies do not yield the desired results, our business, financial condition and results of operations may suffer.

If our turnaround plans are not successful in driving improved performance, our results may suffer.

If the turnaround plans that include restructuring market segments, optimizing restaurant ownership mix through accelerated refranchising effort and delivering cost savings are not successful, take longer than initially projected, or are not executed effectively, our business operations and financial results could be adversely affected. In addition, our turnaround plans present various risks to the McDonald's System and increase the chances that existing risks described elsewhere in this section will have an adverse effect.

We face intense competition in our markets, which could hurt our business.

We compete primarily in the IEO segment, which is highly competitive. We are facing sustained, intense competition from both traditional and other competitors, which include many non-traditional market participants such as convenience stores and coffee shops. In addition, in recent periods we have experienced emerging and growing competition from the fast casual category of restaurants. We expect our environment to continue to be highly competitive and in any particular reporting period our results may be impacted by new actions of our competition, which may have a short- or long-term impact.

We compete on the basis of product choice, quality, affordability, service and location. In particular, we believe our ability to compete successfully in the current market environment depends on our ability to improve existing products, develop new products, price our products appropriately, manage the complexity of our restaurant operations and respond effectively to our competitors' actions. Recognizing these dependencies, we have intensified our focus in recent periods on strategies to achieve these goals, including the turnaround plans described above, and we will likely continue to modify our strategies and implement new strategies in the future. There can be no assurance these strategies will be effective, and some strategies may be effective at improving some metrics while adversely affecting other metrics.

If we do not anticipate and address evolving consumer preferences, our business could suffer.

Our continued success depends on our System's ability to anticipate and respond effectively to continuously shifting consumer demographics, trends in food sourcing, food preparation and consumer preferences in the IEO segment. We must continuously adapt to deliver a relevant experience for our customers amidst a highly competitive, value-driven operating environment. We continue to implement initiatives to address these shifts at an aggressive pace. There is no assurance that such initiatives will be successful and, if they are not, our financial results could be adversely impacted.

If our pricing, promotional and marketing plans are not effective, our results may be negatively impacted.

Our results depend on the impact of our pricing, promotional and marketing plans and our System's ability to adjust these plans to respond quickly to economic and competitive conditions. Our existing or future pricing strategies and the value proposition they represent will continue to be important components of our overall plan, may not be successful and could negatively impact sales and margins. The promotion of our menu offerings may yield results below desired levels.

Additionally, we operate in an increasingly complex and costly advertising environment. Our marketing and advertising programs may not be successful and we may fail to attract and retain customers. We have increased our emphasis on digital offerings and customer loyalty initiatives, and our success depends in part on whether we can effectively execute such offerings and initiatives in a way that will enhance customer engagement. If our pricing, promotional and marketing plans are not successful, or are not as successful as those of our competitors, our sales, guest counts and market share could decrease.

Failure to preserve the value and relevance of our brand could have a negative impact on our financial results.

To be successful in the future, we believe we must preserve, enhance and leverage the value of our brand. Brand value is based in part on consumer perceptions on a variety of factors, including the nutritional content and preparation of our food, our business practices and the manner in which we source the commodities we use. Consumer acceptance of our offerings is subject to change for a variety of reasons. For example, nutritional, health and other scientific studies and conclusions, which constantly evolve and often have contradictory implications, drive popular opinion, litigation and regulation (including initiatives intended to drive consumer behavior) in ways that affect the IEO segment or perceptions of our brand and could be material to our business. Perceptions may also be affected by activist campaigns to promote adverse perceptions of the quick-service category of the IEO segment or our brand and/or our operations, or to promote or threaten specific economic action involving the industry, us, our suppliers or franchisees. If we are unsuccessful in addressing such adverse perceptions, our brand and our financial results may suffer.

Additionally, the ongoing relevance of our brand may depend on the success of our sustainability initiatives to support our brand ambition of good food, good people and good neighbor, which will require System-wide coordination and alignment. If we are not effective in achieving our stated sustainability goals and addressing these and other matters of social responsibility in a way that inspires trust and confidence, trust in our brand could suffer. In particular, business incidents that erode consumer trust, particularly if such incidents receive considerable publicity or result in litigation, can significantly reduce brand value and have a negative impact on our financial results.

Unfavorable general economic conditions could adversely affect our business and financial results.

Our results of operations are substantially affected by economic conditions, which can vary significantly by market and can impact consumer disposable income levels and spending habits. Economic conditions can also be impacted by a variety of factors including hostilities, epidemics and actions taken by governments to manage national economic matters, whether through austerity or stimulus measures and initiatives intended to control wages, unemployment, credit availability, inflation, taxation and other economic drivers. Many major economies, both advanced and developing, continue to face weak economies, high unemployment rates and other ongoing economic issues. Continued adverse economic conditions or adverse changes in economic conditions in our markets could pressure our operating performance, and our business and financial results may suffer.

Supply chain interruptions may increase costs or reduce revenues.

We depend on the effectiveness of our supply chain management to assure reliable and sufficient product supply, including on favorable terms. The products we sell are sourced from a wide variety of suppliers in countries around the world. Supply chain interruptions, including due to lack of supply or price increases, can adversely affect us or the suppliers and franchisees that are also part of our System and whose performance has a significant impact on our results. Such shortages or disruptions could be caused by factors beyond the control of our suppliers or us, including inclement weather, natural disasters, increased demand, problems in production or distribution, disruptions in third party logistics or transportation systems, the inability of our suppliers to obtain credit, or food safety warnings or advisories. If we experience interruptions in our supply chain, our costs could increase and it could limit the availability of products critical to our operations.

Food safety concerns may have an adverse effect on our business.

Our ability to increase sales and profits depends on our System's ability to meet expectations for safe food and on our ability to manage the potential impact on McDonald's of food-borne illnesses and food or product safety issues that may arise in the future. Food safety is a top priority, and we dedicate substantial resources to ensure that our customers enjoy safe food products. However, food safety events, including instances of food-borne illness, have occurred in the food industry in the past, and could occur in the future. In 2014, food quality issues were discovered at a supplier to McDonald's and other food companies in China. As a consequence of this issue, results in China, Japan and certain other markets were negatively impacted due to lost sales and profitability, including expenses associated with rebuilding customer trust. Any future instances of food tampering, food contamination or food-borne illness could adversely affect our brand and reputation as well as our revenues and profits.

Our franchise business model presents a number of risks.

Our success relies in part on the financial success and cooperation of our franchisees, yet we have limited influence over their operations. Our restaurant margins arise from two sources: company-operated restaurants and franchised restaurants. Our franchisees manage their businesses independently, and therefore are responsible for the day-to-day operation of their restaurants. The revenues we realize from franchised restaurants are largely dependent on the ability of our franchisees to grow their sales. Our franchisees may not experience sales growth, and our revenues and margins could be negatively affected as a result. If sales trends worsen for franchisees, their financial results may deteriorate, which could result in, among other things, restaurant closures or delayed or reduced payments to us.

Our success also depends on the willingness and ability of our independent franchisees to implement major initiatives, which may include financial investment, and to remain aligned with us on operating, promotional and capital-intensive reinvestment plans. The ability of our franchisees to contribute to the achievement of our plans is dependent in large part on the availability of funding at reasonable interest rates and may be negatively impacted by the financial markets in general or by the creditworthiness of our franchisees or the Company. Our operating performance could also be negatively affected if our franchisees experience food safety or other operational problems or project a brand image inconsistent with our values, particularly if our contractual and other rights and remedies are limited, costly to exercise or subject to litigation. If franchisees do not successfully operate restaurants in a manner consistent with our required standards, the brand's image and reputation could be harmed, which in turn could hurt our business and operating results.

Our ownership mix also affects our results and financial condition. The decision to own restaurants or to operate under franchise or license agreements is driven by many factors whose interrelationship is complex and changing. Our ability to achieve the benefits of our refranchising strategy, which involves a shift to a greater percentage of franchised restaurants, will depend on various factors, including our ability to identify franchisees that meet our rigorous standards, the performance of our existing franchisees and whether the resulting ownership mix supports our financial objectives.

Changes in commodity and other operating costs could adversely affect our results of operations.

The profitability of our company-operated restaurants depends in part on our ability to anticipate and react to changes in commodity costs, including food, paper, supply, fuel, utilities, distribution and other operating costs. Any volatility in certain commodity prices could adversely affect our operating results by impacting restaurant profitability. The commodity market for some of the ingredients we use, such as beef and chicken, is particularly volatile and is subject to significant price fluctuations due to seasonal shifts, climate conditions, industry demand, international commodity markets, food safety concerns, product recalls, government regulation and other factors, all of which are beyond our control and, in many instances, unpredictable. We can only partially address future price risk through hedging and other activities, and therefore increases in commodity costs could have an adverse impact on our profitability.

The global scope of our operations subjects us to risks that could negatively affect our business.

We face differing cultural, regulatory and economic environments that exist within and among the more than 100 countries where McDonald's restaurants operate, and our ability to achieve our business objectives depends on our success in these environments. Meeting customer expectations is complicated by the risks inherent in our global operating environment, and our global success is partially dependent on our System's ability to leverage operating successes across markets. Our initiatives may not have broad appeal with our customer base and could drive unanticipated changes in customer perceptions and guest counts.

Disruptions in our operations or price volatility in a market can also result from governmental actions, such as price, foreign exchange or import-export controls, increased tariffs, government-mandated closure of our or our suppliers' operations and asset seizures. The cost and disruption of responding to governmental investigations or actions, whether or not they have merit, may impact our results. Our international success depends in part on the effectiveness of our strategies and brand-building initiatives to reduce our exposure to such governmental actions. Our results of operations and financial condition are also affected by fluctuations in currency exchange rates, which may adversely affect reported earnings.

Additionally, we face challenges and uncertainties associated with operating in developing markets, which may entail a relatively higher risk of political instability, economic volatility, crime, corruption and social and ethnic unrest. Such challenges are exacerbated in many cases by a lack of an independent and experienced judiciary and uncertainties in how local law is applied and enforced, including in areas most relevant to commercial transactions and foreign investment. If we are unable to effectively manage the risks associated with our international operations, it could have a material adverse effect on our business and financial condition.

Challenges with respect to talent management could harm our business.

Our success depends in part on our System's ability to recruit and retain qualified personnel to work in our restaurants. Increased costs associated with recruiting and retaining such qualified personnel, whether because of the trend toward higher statutory minimum wages and social expenses or because of voluntary increases in wages necessitated by labor market conditions, could have a negative impact on the margins of our company-operated restaurants. Additionally, economic action, such as boycotts, protests, work stoppages or campaigns by labor organizations, could adversely affect (including the ability to recruit and retain talent) us or the franchisees and suppliers that are also part of the McDonald's System and whose performance has a material impact on our results.

We are also impacted by the costs and other effects of compliance with U.S. and overseas regulations affecting our workforce, which includes our staff and employees working in our company-operated restaurants. These regulations are increasingly focused on employment issues including wage and hour, healthcare, immigration, retirement and other employee benefits and unlawful workplace discrimination. Our potential exposure to reputational and other harm regarding our workplace practices or conditions or those of our independent franchisees or suppliers (or perceptions thereof) could have a negative impact on our business.

Information technology system failures or interruptions or breaches of our network security may interrupt our operations.

We are increasingly reliant on our technological systems (e.g., point-of-sale and other in-store systems or platforms) to conduct our business, and any failure of these systems could significantly impact our operations. Despite our implementation of security measures, our technology systems could become vulnerable to damage, disability or failures due to theft, fire, power loss, telecommunications failure or other catastrophic events. If these systems were to fail, and we were unable to recover in a timely way, we could experience an interruption in our operations. We may also not fully realize the benefits of the significant investments we are making to enhance the customer experience through digital engagement and social media.

Furthermore, security breaches involving our systems or those of third party providers may occur, such as unauthorized access, denial of service, computer viruses and other disruptive problems caused by hackers. Our information technology systems contain personal, financial and other information that is entrusted to us by our customers and employees as well as financial, proprietary and other confidential information related to our business. An actual or alleged security breach could result in system disruptions, shutdowns, theft or unauthorized disclosure of confidential information. The occurrence of any of these incidents could result in adverse publicity, loss of consumer confidence, reduced sales and profits, and criminal penalties or civil liabilities.

Increasing regulatory complexity may adversely affect restaurant operations and our financial results.

Our regulatory environment worldwide exposes us to complex compliance and similar risks that could affect our operations and results in material ways. In many of our markets, including the United States and countries in Europe, we are subject to increasing regulation, which has increased our cost of doing business. We are affected by the cost, compliance and other risks associated with the often conflicting and highly prescriptive regulations we face, including where inconsistent standards imposed by multiple governmental authorities can adversely affect our business and increase our exposure to litigation or governmental investigations or proceedings.

Our success depends in part on our ability to manage the impact of new, potential or changing regulations that can affect our business plans. These regulations may relate to product packaging, marketing and the nutritional content and safety of our food and other products, labeling and other disclosure practices, ordinary variations in food preparation among our own restaurants, and the need to rely on the accuracy and completeness of information from third-party suppliers (particularly given varying requirements and practices for testing and disclosure).

Additionally, we are keenly aware of and working to manage the risks and costs to us, our franchisees and our supply chain of the effects of climate change, greenhouse gases, energy and water resources. The increased public focus, including by governmental and non-governmental organizations, on these and other environmental sustainability matters (e.g., packaging and waste, animal health and welfare, deforestation and land use) and the increased pressure to make commitments, set targets or establish additional goals and take actions to meet them, could expose us to market, operational and execution costs or risks. If we are unable to effectively manage the risks associated with our complex regulatory environment, it could have a material adverse effect on our business and financial condition.

We are subject to increasing legal complexity and could be party to litigation that could adversely affect us.

Increasing legal complexity will continue to affect our operations and results in material ways. We could be subject to legal proceedings that may adversely affect our business, including class actions, administrative proceedings, government investigations, employment and personal injury claims, landlord/tenant disputes, disputes with current or former suppliers, claims by current or former franchisees, and intellectual property claims (including claims that we infringed another party's trademarks, copyrights, or patents). Inconsistent standards imposed by governmental authorities can adversely affect our business and increase our exposure to litigation.

Litigation involving our relationship with franchisees and the legal distinction between our franchisees and us for employment law purposes, if determined adversely, could increase costs, negatively impact the business prospects of our franchisees and subject us to incremental liability for their actions. Similarly, although our commercial relationships with our suppliers remain independent, there may be attempts to challenge that independence which, if determined adversely, could also increase costs, negatively impact the business prospects of our suppliers, and subject us to incremental liability for their actions.

We are also subject to the legal and compliance risks associated with privacy, data collection, protection and management, in particular as it relates to information we collect when we provide optional technology-related services to franchisees.

Our operating results could also be affected by the following:

- The relative level of our defense costs, which vary from period to period depending on the number, nature and procedural status of pending proceedings;

- The cost and other effects of settlements, judgments or consent decrees, which may require us to make disclosures or take other actions that may affect perceptions of our brand and products;

- Adverse results of pending or future litigation, including litigation challenging the composition and preparation of our products, or the appropriateness or accuracy of our marketing or other communication practices; and

- The scope and terms of insurance or indemnification protections that we may have.

A judgment significantly in excess of any applicable insurance coverage could materially adversely affect our financial condition or results of operations. Further, adverse publicity resulting from these claims may hurt our business.

We may not be able to adequately protect our intellectual property or adequately ensure that we are not infringing the intellectual property of others, which could harm the value of the McDonald's brand and our business.

The success of our business depends on our continued ability to use our existing trademarks and service marks in order to increase brand awareness and further develop our branded products in both domestic and international markets. We rely on a combination of trademarks, copyrights, service marks, trade secrets, patents and other intellectual property rights to protect our brand and branded products. We also license our intellectual property to franchisees and other third parties and we cannot assure you that they will not take actions that hurt the value of our intellectual property.

We have registered certain trademarks and have other trademark registrations pending in the United States and certain foreign jurisdictions. The trademarks that we currently use have not been registered in all of the countries outside of the United States in which we do business or may do business in the future and may never be registered in all of these countries. The steps we have taken to protect our intellectual property in the United States and foreign countries may not be adequate. In addition, the steps we have taken may not adequately ensure that we do not infringe the intellectual property of others and third parties may claim infringement by us in the future. In particular, we may be involved in intellectual property claims, including often aggressive or opportunistic attempts to enforce patents used in information technology systems, which might affect our operations and results. Any claim of infringement, whether or not it has merit, could be time-consuming, could result in costly litigation and could harm our business.

Changes in tax laws and unanticipated tax liabilities could adversely affect the taxes we pay and our profitability.

We are subject to income and other taxes in the United States and foreign jurisdictions, and our operations, plans and results are affected by tax and other initiatives around the world. In particular, we are affected by the impact of changes to tax laws or related authoritative interpretations, particularly if corporate tax reform becomes a key component of budgetary initiatives in the United States and elsewhere. We are also impacted by settlements of pending or any future adjustments proposed by the IRS or other taxing authorities in connection with our tax audits, all of which will depend on their timing, nature and scope. Any increases in income tax rates, changes in income tax laws or unfavorable resolution of tax matters could have a material adverse impact on our financial results.

Changes in accounting standards or the recognition of impairment or other charges may adversely affect our future operations and results.

New accounting standards or changes in financial reporting requirements, accounting principles or practices, including with respect to our critical accounting estimates, could affect our future results. We may also be affected by the nature and timing of decisions about underperforming markets or assets, including decisions that result in impairment or other charges that reduce our earnings. In assessing the recoverability of our long-lived assets, we consider changes in economic conditions and make assumptions regarding estimated future cash flows and other factors. These estimates are highly subjective and can be significantly impacted by many factors such as global and local business and economic conditions, operating costs, inflation, competition, and consumer and demographic trends. If our estimates or underlying assumptions change in the future, we may be required to record impairment charges. If we experience any such changes, they could have a significant effect on our reported results for the affected periods.

A decrease in our credit ratings or an increase in our funding costs could adversely affect our profitability.

We may be negatively affected by the impact of changes in our debt levels or our results of operations on our credit ratings, interest expense, availability of acceptable counterparties, ability to obtain funding on favorable terms or our operating or financial flexibility, especially if lenders impose new operating or financial covenants. Our operations may also be impacted by regulations affecting capital flows, financial markets or financial institutions, which can limit our ability to manage and deploy our liquidity or increase our funding costs. If any of these events were to occur, they could have a material adverse effect on our business and financial condition.

Trading volatility and price of our common stock may be affected by many factors.

Many factors affect the volatility and price of our common stock in addition to our operating results and prospects. The most important of these, some of which are outside our control, are the following:

- The continuing unpredictable global economic and market conditions;

- Governmental action or inaction in light of key indicators of economic activity or events that can significantly influence financial markets, particularly in the United States which is the principal trading market for our common stock, and media reports and commentary about economic or other matters, even when the matter in question does not directly relate to our business;

- Trading activity in our common stock or trading activity in derivative instruments with respect to our common stock or debt securities, which can be affected by market commentary (including commentary that may be unreliable or incomplete); unauthorized disclosures about our performance, plans or expectations about our business; our actual performance and creditworthiness; investor confidence generally; actions by shareholders and others seeking to influence our business strategies; portfolio transactions in our stock by significant shareholders; or trading activity that results from the ordinary course rebalancing of stock indices in which McDonald's may be included, such as the S&P 500 Index and the Dow Jones Industrial Average;

- The impact of our stock repurchase program or dividend rate; and

- The impact on our results of corporate actions and market and third-party perceptions and assessments of such actions, such as those we may take from time to time as part of our continuous review of our corporate structure and strategies in light of business, legal and tax considerations.

Our results and prospects can be adversely affected by events such as severe weather conditions, natural disasters, hostilities and social unrest, among others.

Severe weather conditions, natural disasters, hostilities and social unrest, terrorist activities, health epidemics or pandemics (or expectations about them) can adversely affect consumer spending and confidence levels or other factors that affect our results and prospects, such as commodity costs. Our receipt of proceeds under any insurance we maintain with respect to certain of these risks may be delayed or the proceeds may be insufficient to offset our losses fully.